UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated September 27, 2012.

Exhibit 99.1

Golar LNG Partners LP: Contemplating Issuing New Unsecured Bonds

Golar LNG Partners L.P. is contemplating issuing new senior unsecured bonds in the Norwegian bond market with maturity in October 2017.

The net proceeds from the Bond Issue shall be used firstly for repayment of the existing approximately USD 223 million shareholder loan from Golar LNG Limited and secondly for general corporate purposes.

DNB Markets and Nordea Markets are acting as Joint Lead Managers for the issuance.

For further information, please contact:

Golar LNG Partners L.P.

Graham Robjohns

+44 207 824 5541

Brian Tienzo

+44 207 063 7914

Hamilton, Bermuda

September 27, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: September 27, 2012	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer